Exhibit 12

CONOCOPHILLIPS AND CONSOLIDATED SUBSIDIARIES

TOTAL ENTERPRISE

Computation of Ratio of Earnings to Fixed Charges

	Millions of Dollars
	Six Months Ended June 30
	2017	2016

Earnings Available for Fixed Charges
Loss before income taxes and noncontrolling interests that have not incurred fixed charges	$(4,620)	(3,894)
Distributions greater (less) than equity in earnings of affiliates	(121)	222
Fixed charges, excluding capitalized interest*	773	708

	$(3,968)	(2,964)

Fixed Charges
Interest and debt expense, excluding capitalized interest	$621	593
Capitalized interest	55	83
Interest portion of rental expense	65	35

	$741	711

Ratio of Earnings to Fixed Charges**	—	—

    *Includes amortization of capitalized interest totaling approximately $87 million in 2017 and $80 million in 2016.

  **Earnings for the six-month periods ended June 30, 2017 and 2016 were inadequate to cover fixed charges by $4,709 million and $3,675 million, respectively.